SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of OCTOBER 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: October 28, 2021

List of materials

Documents attached hereto:

i) Press release: Quarterly Financial Statements for the Second Quarter Ended September 30, 2021 And Outlook for the Fiscal Year Ending March 31, 2022

Quarterly Financial Statements
for the Second Quarter Ended September 30, 2021
And
Outlook for the Fiscal Year Ending March 31, 2022

October 28, 2021
Sony Group Corporation

Quarterly Financial Statements (Unaudited)	F-1

Condensed Consolidated Statements of Financial Position	F-1
Condensed Consolidated Statements of Income (Three months ended September 30)	F-3
Condensed Consolidated Statements of Comprehensive Income (Three months ended September 30)	F-4
Condensed Consolidated Statements of Income (Six months ended September 30)	F-5
Condensed Consolidated Statements of Comprehensive Income (Six months ended September 30)	F-6
Condensed Consolidated Statements of Changes in Stockholders’ Equity (Six months ended September 30)	F-7
Condensed Consolidated Statements of Cash Flows (Six months ended September 30)	F-8
Notes to Condensed Consolidated Financial Statements	F-10
- Business Segment Information	F-10
- Going Concern Assumption	F-20
- Accounting Policy and Other Information	F-20
- First-time Adoption	F-22
- Subsequent Event	F-43

Outlook for the Fiscal Year Ending March 31, 2022	1

Cautionary Statement	4

All financial information is presented on the basis of International Financial Reporting Standards (“IFRS”).
Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

(Unaudited)
Condensed Consolidated Financial Statements
Condensed Consolidated Statements of Financial Position

	Yen in millions
	April 1, 2020	March 31, 2021	September 30, 2021	Change from March 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	1,512,523	1,786,982	1,473,783	(313,199)
Investments and advances in the Financial Services segment	327,092	411,982	371,998	(39,984)
Trade and other receivables, and contract assets	1,194,334	1,365,493	1,499,999	134,506
Inventories	559,779	636,668	847,963	211,295
Other financial assets	135,482	117,682	106,100	(11,582)
Other current assets	441,974	396,210	419,803	23,593
Total current assets	4,171,184	4,715,017	4,719,646	4,629
Non-current assets:
Investments accounted for using the equity method	204,291	225,086	234,719	9,633
Investments and advances in the Financial Services segment	16,352,285	17,296,546	18,088,150	791,604
Property, plant and equipment	917,198	990,541	1,063,538	72,997
Right-of-use assets	373,282	358,034	377,721	19,687
Goodwill	690,929	726,109	835,826	109,717
Content assets	992,644	1,062,547	1,154,058	91,511
Other intangible assets	377,500	391,055	428,577	37,522
Deferred insurance acquisition costs	187,904	623,986	646,776	22,790
Deferred tax assets	210,333	215,669	203,077	(12,592)
Other financial assets	321,721	695,764	690,470	(5,294)
Other non-current assets	167,795	207,489	224,308	16,819
Total non-current assets	20,795,882	22,792,826	23,947,220	1,154,394
Total assets	24,967,066	27,507,843	28,666,866	1,159,023
(Continued on the following page.)

Condensed Consolidated Statements of Financial Position (Continued)

	Yen in millions
	April 1, 2020	March 31, 2021	September 30, 2021	Change from March 31, 2021
LIABILITIES
Current liabilities:
Short-term borrowings	824,045	1,201,747	1,478,915	277,168
Current portion of long-term debt	98,923	205,406	171,084	(34,322)
Trade and other payables	1,310,536	1,596,563	1,677,359	80,796
Deposits from customers in the banking business	2,347,387	2,682,156	2,796,103	113,947
Income taxes payables	85,346	84,431	105,915	21,484
Participation and residual liabilities in the Pictures segment	163,007	161,433	174,453	13,020
Other financial liabilities	56,152	54,341	38,817	(15,524)
Other current liabilities	1,263,944	1,367,527	1,232,804	(134,723)
Total current liabilities	6,149,340	7,353,604	7,675,450	321,846
Non-current liabilities:
Long-term debt	939,030	1,053,636	995,794	(57,842)
Defined benefit liabilities	329,621	267,222	260,864	(6,358)
Deferred tax liabilities	1,041,156	816,587	859,874	43,287
Future insurance policy benefits and other	6,519,577	6,614,585	6,829,387	214,802
Policyholders’ account in the life insurance business	3,640,010	4,328,894	4,539,398	210,504
Participation and residual liabilities in the Pictures segment	119,702	116,537	122,801	6,264
Other financial liabilities	146,834	139,417	166,553	27,136
Other non-current liabilities	87,320	93,022	95,257	2,235
Total non-current liabilities	12,823,250	13,429,900	13,869,928	440,028
Total liabilities	18,972,590	20,783,504	21,545,378	761,874
EQUITY
Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	880,214	880,214	-
Additional paid-in capital	1,297,554	1,489,597	1,473,122	(16,475)
Retained earnings	1,949,697	2,914,503	3,308,747	394,244
Accumulated other comprehensive income	979,476	1,520,257	1,539,514	19,257
Treasury stock, at cost	(232,503)	(124,228)	(127,591)	(3,363)
Equity attributable to Sony Group Corporation’s stockholders	4,874,438	6,680,343	7,074,006	393,663
Noncontrolling interests	1,120,038	43,996	47,482	3,486
Total equity	5,994,476	6,724,339	7,121,488	397,149
Total liabilities and equity	24,967,066	27,507,843	28,666,866	1,159,023

Condensed Consolidated Statements of Income
	Yen in millions
	Three months ended September 30
	2020	2021	Change
Sales and financial services revenue:
Sales	1,736,257	2,003,203	266,946
Financial services revenue	368,860	366,162	(2,698)
Total sales and financial services revenue	2,105,117	2,369,365	264,248
Costs and expenses:
Cost of sales	1,138,468	1,365,095	226,627
Selling, general and administrative	327,261	369,908	42,647
Financial services expenses	331,771	323,010	(8,761)
Other operating (income) expense, net	(5,061)	1,214	6,275
Total costs and expenses	1,792,439	2,059,227	266,788
Share of profit (loss) of investments accounted for using the equity method	2,546	8,321	5,775
Operating income	315,224	318,459	3,235
Financial income	3,670	4,812	1,142
Financial expenses	15,166	40,172	25,006
Income before income taxes	303,728	283,099	(20,629)
Income taxes	(157,870)	68,703	226,573
Net income	461,598	214,396	(247,202)

Net income attributable to
Sony Group Corporation’s stockholders	458,597	213,106	(245,491)
Noncontrolling interests	3,001	1,290	(1,711)
	Yen
	Three months ended September 30
	2020	2021	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	373.50	171.85	(201.65)
- Diluted	367.08	170.26	(196.82)

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Three months ended September 30
	2020	2021	Change
Net income	461,598	214,396	(247,202)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	1,293	(56,779)	(58,072)
Remeasurement of defined benefit pension plans	(46)	(55)	(9)
Share of other comprehensive income of investments accounted for using the equity method	106	(40)	(146)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	22,749	7,537	(15,212)
Cash flow hedges	(1,179)	1,125	2,304
Insurance contract valuation adjustments	457	(149)	(606)
Exchange differences on translating foreign operations	(11,365)	7,447	18,812
Share of other comprehensive income of investments accounted for using the equity method	56	48	(8)
Total other comprehensive income, net of tax	12,071	(40,866)	(52,937)
Comprehensive income	473,669	173,530	(300,139)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	471,491	172,651	(298,840)
Noncontrolling interests	2,178	879	(1,299)

Condensed Consolidated Statements of Income

	Yen in millions
	Six months ended September 30
	2020	2021	Change
Sales and financial services revenue:
Sales	3,261,217	3,847,916	586,699
Financial services revenue	806,849	778,292	(28,557)
Total sales and financial services revenue	4,068,066	4,626,208	558,142
Costs and expenses:
Cost of sales	2,187,891	2,613,868	425,977
Selling, general and administrative	627,546	715,210	87,664
Financial services expenses	733,675	711,079	(22,596)
Other operating (income) expense, net	(15,751)	113	15,864
Total costs and expenses	3,533,361	4,040,270	506,909
Share of profit (loss) of investments accounted for using the equity method	2,244	12,589	10,345
Operating income	536,949	598,527	61,578
Financial income	55,558	10,027	(45,531)
Financial expenses	20,217	42,245	22,028
Income before income taxes	572,290	566,309	(5,981)
Income taxes	(93,526)	138,798	232,324
Net income	665,816	427,511	(238,305)

Net income attributable to
Sony Group Corporation’s stockholders	652,180	424,935	(227,245)
Noncontrolling interests	13,636	2,576	(11,060)
	Yen
	Six months ended September 30
	2020	2021	Change
Per share data:
Net income attributable to Sony Group Corporation’s stockholders
- Basic	532.72	342.80	(189.92)
- Diluted	522.51	339.45	(183.06)

Condensed Consolidated Statements of Comprehensive Income
	Yen in millions
	Six months ended September 30
	2020	2021	Change
Net income	665,816	427,511	(238,305)
Other comprehensive income, net of tax -
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income	41,391	(30,409)	(71,800)
Remeasurement of defined benefit pension plans	(85)	(1,752)	(1,667)
Share of other comprehensive income of investments accounted for using the equity method	142	(54)	(196)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income	(45,109)	42,531	87,640
Cash flow hedges	(1,439)	927	2,366
Insurance contract valuation adjustments	(1,193)	136	1,329
Exchange differences on translating foreign operations	(10,572)	14,631	25,203
Share of other comprehensive income of investments accounted for using the equity method	(11)	17	28
Total other comprehensive income, net of tax	(16,876)	26,027	42,903
Comprehensive income	648,940	453,538	(195,402)

Comprehensive income attributable to
Sony Group Corporation’s stockholders	661,634	451,000	(210,634)
Noncontrolling interests	(12,694)	2,538	15,232

Condensed Consolidated Statements of Changes in Stockholders’ Equity
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2020	880,214	1,297,554	1,949,697	979,476	(232,503)	4,874,438	1,120,038	5,994,476
Comprehensive income:
Net income			652,180			652,180	13,636	665,816
Other comprehensive income, net of tax				9,454		9,454	(26,330)	(16,876)
Total comprehensive income			652,180	9,454		661,634	(12,694)	648,940
Transfer to retained earnings			(2,105)	2,105		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights		(334)	(919)		8,722	7,469		7,469
Conversion of convertible bonds		(2,716)	(6,120)		66,402	57,566		57,566
Stock-based compensation		453				453		453
Dividends declared			(30,504)			(30,504)	(12,996)	(43,500)
Purchase of treasury stock					(106)	(106)		(106)
Reissuance of treasury stock		335			1,121	1,456		1,456
Transactions with noncontrolling interests shareholders and other		193,097		457,072		650,169	(1,049,065)	(398,896)
Balance at September 30, 2020	880,214	1,488,389	2,562,229	1,448,107	(156,364)	6,222,575	45,283	6,267,858
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021	880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income			424,935			424,935	2,576	427,511
Other comprehensive income, net of tax				26,065		26,065	(38)	26,027
Total comprehensive income			424,935	26,065		451,000	2,538	453,538
Transfer to retained earnings			6,808	(6,808)		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(162)		4,095	3,933		3,933
Conversion of convertible bonds		(2,037)	(160)		12,292	10,095		10,095
Stock-based compensation		2,639				2,639		2,639
Dividends declared			(37,177)			(37,177)	(2,632)	(39,809)
Purchase of treasury stock					(21,496)	(21,496)		(21,496)
Reissuance of treasury stock		1,542			1,746	3,288		3,288
Transactions with noncontrolling interests shareholders and other		(18,619)				(18,619)	3,580	(15,039)
Balance at September 30, 2021	880,214	1,473,122	3,308,747	1,539,514	(127,591)	7,074,006	47,482	7,121,488

Condensed Consolidated Statements of Cash Flows
	Yen in millions
	Six months ended September 30
	2020	2021
Cash flows from operating activities:
Income before income taxes	572,290	566,309
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs	322,184	383,914
Amortization of deferred insurance acquisition costs	18,351	34,257
Other operating (income) expense, net	(15,751)	113
(Gain) loss on securities investments, net (other than Financial Services segment)	(48,013)	23,555
Share of profit (loss) of investments accounted for using the equity method, net of dividends	1,404	(5,283)
Change in future insurance policy benefits and other	175,788	217,622
Change in policyholders’ account in the life insurance business, less cash impact	262,006	172,201
Net cash impact of policyholders’ account in the life insurance business	62,849	38,146
Changes in assets and liabilities:
Increase in trade receivables and contract assets	(174,685)	(130,057)
Increase in inventories	(121,313)	(207,104)
Increase in investments and advances in the Financial Services segment	(909,206)	(689,536)
Increase in content assets	(89,910)	(246,972)
Increase in deferred insurance acquisition costs	(44,058)	(54,222)
Increase in trade payables	331,795	91,232
Increase in deposits from customers in the banking business	214,621	118,707
Increase in borrowings in the life insurance business and the banking business	210,934	257,118
Decrease in other financial assets and other current assets	1,749	9,063
Decrease in other financial liabilities and other current liabilities	(162,945)	(115,800)
Income taxes paid	(22,632)	(95,371)
Other	15,441	(50,934)
Net cash provided by operating activities	600,899	316,958

(Continued on the following page.)

Condensed Consolidated Statements of Cash Flows (Continued)
	Yen in millions
	Six months ended September 30
	2020	2021
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(266,629)	(230,317)
Proceeds from sales of property, plant and equipment and other intangible assets	9,859	3,007
Payments for investments and advances (other than Financial Services segment)	(82,069)	(37,385)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	14,793	20,348
Payments for purchase of businesses	(2,119)	(214,726)
Proceeds from sales of businesses	1,605	6,391
Other	(632)	5,130
Net cash used in investing activities	(325,192)	(447,552)
Cash flows from financing activities:
Decrease in short-term borrowings, net	(20,280)	(245)
Proceeds from issuance of long-term debt	221,133	13,306
Payments of long-term debt	(44,773)	(137,402)
Proceeds from issuance of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.	322,500	-
Dividends paid	(30,448)	(37,148)
Payments for purchase of treasury stock	(106)	(21,496)
Payment for purchase of noncontrolling interest in Sony Financial Group Inc.	(322,611)	-
Other	(11,274)	(4,140)
Net cash provided by (used in) financing activities	114,141	(187,125)
Effect of exchange rate changes on cash and cash equivalents	(17,803)	4,520
Net increase (decrease) in cash and cash equivalents	372,045	(313,199)
Cash and cash equivalents at beginning of the fiscal year	1,512,523	1,786,982
Cash and cash equivalents at end of the period	1,884,568	1,473,783

Notes to Condensed Consolidated Financial Statements
Business Segment Information
(Business Segments)
Segment sales and financial services revenue
	Yen in millions
	Three months ended September 30
	2020	2021	Change
Sales and financial services revenue:
Game & Network Services -
Customers	494,544	628,536	133,992
Intersegment	12,094	16,903	4,809
Total	506,638	645,439	138,801
Music -
Customers	228,419	268,543	40,124
Intersegment	2,449	3,067	618
Total	230,868	271,610	40,742
Pictures -
Customers	186,194	260,554	74,360
Intersegment	358	152	(206)
Total	186,552	260,706	74,154
Electronics Products & Solutions -
Customers	522,350	567,905	45,555
Intersegment	11,069	14,014	2,945
Total	533,419	581,919	48,500
Imaging & Sensing Solutions -
Customers	283,960	254,159	(29,801)
Intersegment	23,130	24,104	974
Total	307,090	278,263	(28,827)
Financial Services -
Customers	368,860	366,162	(2,698)
Intersegment	2,249	2,253	4
Total	371,109	368,415	(2,694)
All Other -
Customers	19,313	21,074	1,761
Intersegment	3,592	3,387	(205)
Total	22,905	24,461	1,556
Corporate and elimination	(53,464)	(61,448)	(7,984)
Consolidated total	2,105,117	2,369,365	264,248
Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with the Electronics Products & Solutions (“EP&S”) segment. EP&S intersegment amounts primarily consist of transactions with the G&NS segment. Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.  Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Three months ended September 30
	2020	2021	Change
Operating income (loss):
Game & Network Services	105,368	82,679	(22,689)
Music	54,253	50,586	(3,667)
Pictures	32,814	31,629	(1,185)
Electronics Products & Solutions	53,371	72,711	19,340
Imaging & Sensing Solutions	50,767	49,725	(1,042)
Financial Services	37,035	43,053	6,018
All Other	1,531	8,618	7,087
Total	335,139	339,001	3,862
Corporate and elimination	(19,915)	(20,542)	(627)
Consolidated operating income	315,224	318,459	3,235

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

The sales and financial services revenue and operating income (loss) for the three months ended September 30, 2020 shown in the table above are presented to reflect the change in the organizational structure for the fiscal year ending March 31, 2022, which is discussed on page F-20.

(Business Segments)
Segment sales and financial services revenue

	Yen in millions
	Six months ended September 30
	2020	2021	Change
Sales and financial services revenue:
Game & Network Services -
Customers	1,093,593	1,230,694	137,101
Intersegment	19,154	30,555	11,401
Total	1,112,747	1,261,249	148,502
Music -
Customers	402,154	520,765	118,611
Intersegment	5,829	5,718	(111)
Total	407,983	526,483	118,500
Pictures -
Customers	360,635	464,932	104,297
Intersegment	1,006	510	(496)
Total	361,641	465,442	103,801
Electronics Products & Solutions -
Customers	876,362	1,134,424	258,062
Intersegment	18,434	23,763	5,329
Total	894,796	1,158,187	263,391
Imaging & Sensing Solutions -
Customers	482,331	452,044	(30,287)
Intersegment	30,945	44,276	13,331
Total	513,276	496,320	(16,956)
Financial Services -
Customers	806,849	778,292	(28,557)
Intersegment	4,504	4,508	4
Total	811,353	782,800	(28,553)
All Other -
Customers	39,758	39,291	(467)
Intersegment	8,447	7,156	(1,291)
Total	48,205	46,447	(1,758)
Corporate and elimination	(81,935)	(110,720)	(28,785)
Consolidated total	4,068,066	4,626,208	558,142

G&NS intersegment amounts primarily consist of transactions with the EP&S segment. EP&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss)

	Yen in millions
	Six months ended September 30
	2020	2021	Change
Operating income (loss):
Game & Network Services	229,268	165,938	(63,330)
Music	89,890	105,966	16,076
Pictures	59,858	56,983	(2,875)
Electronics Products & Solutions	44,514	144,462	99,948
Imaging & Sensing Solutions	76,976	80,204	3,228
Financial Services	73,024	67,066	(5,958)
All Other	5,051	12,772	7,721
Total	578,581	633,391	54,810
Corporate and elimination	(41,632)	(34,864)	6,768
Consolidated operating income	536,949	598,527	61,578

　　Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

　　The sales and financial services revenue and operating income (loss) for the six months ended September 30, 2020 shown in the table above are presented to reflect the change in the organizational structure for the fiscal year ending March 31, 2022, which is discussed on page F-20.

(Sales to Customers by Product Category)

　　The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Three months ended September 30
Sales and financial services revenue:	2020	2021	Change
Game & Network Services
Digital Software and Add-on Content	297,061	314,858	17,797
Network Services	95,897	100,445	4,548
Hardware and Others	101,586	213,233	111,647
Total	494,544	628,536	133,992
Music
Recorded Music - Streaming	78,827	113,296	34,469
Recorded Music - Others	44,497	43,004	(1,493)
Music Publishing	37,560	47,310	9,750
Visual Media and Platform	67,535	64,933	(2,602)
Total	228,419	268,543	40,124
Pictures
Motion Pictures	85,380	97,089	11,709
Television Productions	50,936	86,998	36,062
Media Networks	49,878	76,467	26,589
Total	186,194	260,554	74,360
Electronics Products & Solutions
Televisions	204,618	207,179	2,561
Audio and Video	83,887	75,267	(8,620)
Still and Video Cameras	90,237	104,972	14,735
Mobile Communications	79,140	99,102	19,962
Other	64,468	81,385	16,917
Total	522,350	567,905	45,555
Imaging & Sensing Solutions	283,960	254,159	(29,801)
Financial Services	368,860	366,162	(2,698)
All Other	19,313	21,074	1,761
Corporate	1,477	2,432	955
Consolidated total	2,105,117	2,369,365	264,248

	Yen in millions
	Six months ended September 30
Sales and financial services revenue:	2020	2021	Change
Game & Network Services
Digital Software and Add-on Content	691,698	635,294	(56,404)
Network Services	189,192	202,431	13,239
Hardware and Others	212,703	392,969	180,266
Total	1,093,593	1,230,694	137,101
Music
Recorded Music - Streaming	147,727	222,405	74,678
Recorded Music - Others	73,683	85,784	12,101
Music Publishing	68,656	94,442	25,786
Visual Media and Platform	112,088	118,134	6,046
Total	402,154	520,765	118,611
Pictures
Motion Pictures	150,457	176,592	26,135
Television Productions	115,239	148,286	33,047
Media Networks	94,939	140,054	45,115
Total	360,635	464,932	104,297
Electronics Products & Solutions
Televisions	311,186	428,200	117,014
Audio and Video	130,968	148,356	17,388
Still and Video Cameras	136,642	221,382	84,740
Mobile Communications	173,369	180,515	7,146
Other	124,197	155,971	31,774
Total	876,362	1,134,424	258,062
Imaging & Sensing Solutions	482,331	452,044	(30,287)
Financial Services	806,849	778,292	(28,557)
All Other	39,758	39,291	(467)
Corporate	6,384	5,766	(618)
Consolidated total	4,068,066	4,626,208	558,142

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

(Condensed Financial Services Financial Statements)
　　The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with IFRS, which is used by Sony to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment (including noncontrolling interests). The figures shown in the respective presentations for the Financial Services segment and Sony without the Financial Services segment are prior to the elimination and/or offset of such transactions and deferred tax assets and deferred tax liabilities of each. The condensed consolidated financial statements column is presented net of the elimination and/or offset of such intercompany balances and deferred tax assets and liabilities.

Condensed Statements of Financial Position

	Yen in millions
	Financial Services			Sony without Financial Services			Consolidated
	April 1, 2020	March 31, 2021	September 30, 2021	April 1, 2020	March 31, 2021	September 30, 2021	April 1, 2020	March 31, 2021	September 30, 2021
ASSETS
Current assets:
Cash and cash equivalents	¥550,039	¥497,218	¥598,926	¥962,484	¥1,289,764	¥874,857	¥1,512,523	¥1,786,982	¥1,473,783
Investments and advances in the Financial Services segment	327,092	411,982	371,998	–	–	–	327,092	411,982	371,998
Trade and other receivables, and contract assets	115,592	119,791	108,958	1,086,457	1,261,321	1,409,500	1,194,334	1,365,493	1,499,999
Inventories	–	–	–	559,779	636,668	847,963	559,779	636,668	847,963
Other financial assets	79,721	73,349	50,047	55,762	44,498	56,048	135,482	117,682	106,100
Other current assets	51,765	51,147	60,796	390,915	357,582	392,034	441,974	396,210	419,803
Total current assets	1,124,209	1,153,487	1,190,725	3,055,397	3,589,833	3,580,402	4,171,184	4,715,017	4,719,646
Non-current assets:
Investments accounted for using the equity method	–	–	–	204,291	225,086	234,719	204,291	225,086	234,719
Investments and advances in the Financial Services segment	16,352,285	17,296,546	18,088,150	–	–	–	16,352,285	17,296,546	18,088,150
Investments in Financial Services, at cost	–	–	–	153,968	550,483	550,483	–	–	–
Property, plant and equipment	18,256	19,260	19,461	899,185	971,336	1,044,123	917,198	990,541	1,063,538
Right-of-use assets	57,892	65,775	70,290	315,431	292,262	307,433	373,282	358,034	377,721
Goodwill and intangible assets, including content assets	62,660	66,133	66,540	1,998,413	2,113,578	2,351,921	2,061,073	2,179,711	2,418,461
Deferred insurance acquisition costs	187,904	623,986	646,776	–	–	–	187,904	623,986	646,776
Deferred tax assets	8,129	–	–	202,217	309,341	255,348	210,333	215,669	203,077
Other financial assets	34,319	28,043	24,471	291,373	671,683	669,982	321,721	695,764	690,470
Other non-current assets	87,933	86,287	85,682	155,643	195,713	212,596	167,795	207,489	224,308
Total non-current assets	16,809,378	18,186,030	19,001,370	4,220,521	5,329,482	5,626,605	20,795,882	22,792,826	23,947,220
Total assets	¥17,933,587	¥19,339,517	¥20,192,095	¥7,275,918	¥8,919,315	¥9,207,007	¥24,967,066	¥27,507,843	¥28,666,866

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥768,100	¥1,160,896	¥1,461,199	¥154,884	¥246,257	¥188,801	¥922,968	¥1,407,153	¥1,649,999
Trade and other payables	43,975	80,189	56,976	1,273,946	1,531,502	1,638,433	1,310,536	1,596,563	1,677,359
Deposits from customers in the banking business	2,347,387	2,682,156	2,796,103	–	–	–	2,347,387	2,682,156	2,796,103
Income taxes payables	22,509	5,407	5,739	62,837	79,024	100,176	85,346	84,431	105,915
Participation and residual liabilities in the Pictures segment	–	–	–	163,007	161,433	174,453	163,007	161,433	174,453
Other financial liabilities	44,668	29,106	25,447	11,484	25,235	13,370	56,152	54,341	38,817
Other current liabilities	179,652	192,728	206,981	1,085,330	1,187,975	1,059,270	1,263,944	1,367,527	1,232,804
Total current liabilities	3,406,291	4,150,482	4,552,445	2,751,488	3,231,426	3,174,503	6,149,340	7,353,604	7,675,450
Non-current liabilities:
Long-term debt	276,409	361,106	322,301	662,644	692,531	673,493	939,030	1,053,636	995,794
Defined benefit liabilities	34,856	35,293	35,940	294,765	231,929	224,924	329,621	267,222	260,864
Deferred tax liabilities	879,683	802,830	810,150	176,839	122,489	117,054	1,041,156	816,587	859,874
Future insurance policy benefits and other	6,519,577	6,614,585	6,829,387	–	–	–	6,519,577	6,614,585	6,829,387
Policyholders’ account in the life insurance business	3,640,010	4,328,894	4,539,398	–	–	–	3,640,010	4,328,894	4,539,398
Participation and residual liabilities in the Pictures segment	–	–	–	119,702	116,537	122,801	119,702	116,537	122,801
Other financial liabilities	115,949	109,537	110,565	33,399	32,446	58,595	146,834	139,417	166,553
Other non-current liabilities	4,217	5,309	5,584	106,693	109,808	111,183	87,320	93,022	95,257
Total non-current liabilities	11,470,701	12,257,554	12,653,325	1,394,042	1,305,740	1,308,050	12,823,250	13,429,900	13,869,928
Total liabilities	14,876,992	16,408,036	17,205,770	4,145,530	4,537,166	4,482,553	18,972,590	20,783,504	21,545,378
Equity:
Stockholders’ equity of Financial Services	3,054,361	2,928,525	2,983,111	–	–	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	–	3,084,820	4,341,109	4,680,186	–	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	–	–	4,874,438	6,680,343	7,074,006
Noncontrolling interests	2,234	2,956	3,214	45,568	41,040	44,268	1,120,038	43,996	47,482
Total equity	3,056,595	2,931,481	2,986,325	3,130,388	4,382,149	4,724,454	5,994,476	6,724,339	7,121,488
Total liabilities and equity	¥17,933,587	¥19,339,517	¥20,192,095	¥7,275,918	¥8,919,315	¥9,207,007	¥24,967,066	¥27,507,843	¥28,666,866

Condensed Statements of Income

	Yen in millions
	Three months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Sales	¥–	¥–	¥1,737,722	¥2,004,651	¥1,736,257	¥2,003,203
Financial services revenue	371,109	368,415	–	–	368,860	366,162
Total sales and financial services revenue	371,109	368,415	1,737,722	2,004,651	2,105,117	2,369,365

Cost of sales	–	–	1,141,223	1,367,802	1,138,468	1,365,095
Selling, general and administrative	–	–	325,976	368,649	327,261	369,908
Financial services expenses	334,020	325,263	–	–	331,771	323,010
Other operating (income) expense, net	54	99	(5,115)	1,115	(5,061)	1,214
Total costs and expenses	334,074	325,362	1,462,084	1,737,566	1,792,439	2,059,227

Share of profit (loss) of investments accounted for using the equity method	–	–	2,546	8,321	2,546	8,321

Operating income	37,035	43,053	278,184	275,406	315,224	318,459

Financial income (expenses), net	–	–	(11,496)	(35,360)	(11,496)	(35,360)

Income before income taxes	37,035	43,053	266,688	240,046	303,728	283,099

Income taxes	7,839	12,167	(165,934)	56,536	(157,870)	68,703

Net income	29,196	30,886	432,622	183,510	461,598	214,396

Net income of Financial Services	¥29,014	¥30,749	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥432,162	¥182,357	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥458,597	¥213,106

Net income attributable to noncontrolling interests	¥182	¥137	¥460	¥1,153	¥3,001	¥1,290

Condensed Statements of Income

	Yen in millions
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Sales	¥–	¥–	¥3,264,159	¥3,850,436	¥3,261,217	¥3,847,916
Financial services revenue	811,353	782,800	–	–	806,849	778,292
Total sales and financial services revenue	811,353	782,800	3,264,159	3,850,436	4,068,066	4,626,208

Cost of sales	–	–	2,193,288	2,619,001	2,187,891	2,613,868
Selling, general and administrative	–	–	625,102	712,597	627,546	715,210
Financial services expenses	738,179	715,587	–	–	733,675	711,079
Other operating (income) expense, net	150	147	(15,901)	(34)	(15,751)	113
Total costs and expenses	738,329	715,734	2,802,489	3,331,564	3,533,361	4,040,270

Share of profit (loss) of investments accounted for using the equity method	–	–	2,244	12,589	2,244	12,589

Operating income	73,024	67,066	463,914	531,461	536,949	598,527

Financial income (expenses), net	–	–	55,155	6,940	35,341	(32,218)

Income before income taxes	73,024	67,066	519,069	538,401	572,290	566,309

Income taxes	17,680	15,907	(111,427)	122,890	(93,526)	138,798

Net income	55,344	51,159	630,496	415,511	665,816	427,511

Net income of Financial Services	¥55,087	¥50,901	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥628,586	¥413,193	¥–	¥–

Net income attributable to Sony Group Corporation’s stockholders	¥–	¥–	¥–	¥–	¥652,180	¥424,935

Net income attributable to noncontrolling interests	¥257	¥258	¥1,910	¥2,318	¥13,636	¥2,576

Condensed Statements of Cash Flows

	Yen in millions
	Six months ended September 30
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021
Cash flows from operating activities:
Income (loss) before income taxes	¥73,024	¥67,066	¥519,069	¥538,401	¥572,290	¥566,309
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	11,747	12,546	310,437	371,368	322,184	383,914
Amortization of deferred insurance acquisition costs	18,351	34,257	–	–	18,351	34,257
Other operating (income) expense, net	150	147	(15,901)	(34)	(15,751)	113
(Gain) loss on securities, net (other than Financial Services segment)	–	–	(48,013)	23,555	(48,013)	23,555
Change in future insurance policy benefits and other	175,788	217,622	–	–	175,788	217,622
Change in policyholders’ account in the life insurance business, less cash impact	262,006	172,201	–	–	262,006	172,201
Net cash impact of policyholders’ account in the life insurance business	62,849	38,146	–	–	62,849	38,146
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(1,513)	7,152	(182,239)	(140,049)	(174,685)	(130,057)
(Increase) decrease in inventories	–	–	(121,313)	(207,104)	(121,313)	(207,104)
(Increase) decrease in investments and advances in the Financial Services segment	(909,206)	(689,536)	–	–	(909,206)	(689,536)
(Increase) decrease in content assets	–	–	(89,910)	(246,972)	(89,910)	(246,972)
(Increase) decrease in deferred insurance acquisition costs	(44,058)	(54,222)	–	–	(44,058)	(54,222)
Increase (decrease) in trade payables	17,556	(20,356)	322,662	114,511	331,795	91,232
Increase (decrease) in deposits from customers in the banking business	214,621	118,707	–	–	214,621	118,707
Increase (decrease) in borrowings in the life insurance business and the banking business	210,934	257,118	–	–	210,934	257,118
Other	11,533	(6,947)	(177,823)	(251,293)	(166,983)	(258,325)
Net cash provided by (used in) operating activities	103,782	153,901	516,969	202,383	600,899	316,958

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(10,017)	(10,440)	(256,641)	(219,877)	(266,629)	(230,317)
Payments for investments and advances (other than Financial Services segment)	–	–	(82,069)	(37,385)	(82,069)	(37,385)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	–	–	14,793	20,348	14,793	20,348
Other	–	2,913	8,713	(203,111)	8,713	(200,198)
Net cash provided by (used in) investing activities	(10,017)	(7,527)	(315,204)	(440,025)	(325,192)	(447,552)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(4,803)	(5,503)	483,375	(118,838)	478,580	(124,341)
Dividends paid	(30,454)	(39,159)	(30,448)	(37,148)	(30,448)	(37,148)
Other	(21)	(4)	(323,331)	(25,799)	(333,991)	(25,636)
Net cash provided by (used in) financing activities	(35,278)	(44,666)	129,596	(181,785)	114,141	(187,125)

Effect of exchange rate changes on cash and cash equivalents	–	–	(17,803)	4,520	(17,803)	4,520

Net increase (decrease) in cash and cash equivalents	58,487	101,708	313,558	(414,907)	372,045	(313,199)
Cash and cash equivalents at beginning of the fiscal year	550,039	497,218	962,484	1,289,764	1,512,523	1,786,982
Cash and cash equivalents at end of the period	¥608,526	¥598,926	¥1,276,042	¥874,857	¥1,884,568	¥1,473,783

Going Concern Assumption
　　Not Applicable

Accounting Policy and Other Information
(Net Income Attributable to Sony Group Corporation’s Stockholders and Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	Yen in millions
	Three months ended September 30
	2020	2021
Net income attributable to Sony Group Corporation’s stockholders	458,597	213,106
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	111	42
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	458,708	213,148

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,227,845	1,240,050
Effect of dilutive securities:
Stock acquisition rights	3,982	5,125
Zero coupon convertible bonds	17,802	6,752
Weighted-average shares for diluted EPS computation	1,249,629	1,251,927

	Yen in millions
	Six months ended September 30
	2020	2021
Net income attributable to Sony Group Corporation’s stockholders	652,180	424,935
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	260	93
Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	652,440	425,028

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,224,237	1,239,606
Effect of dilutive securities:
Stock acquisition rights	3,623	5,092
Zero coupon convertible bonds	20,811	7,399
Weighted-average shares for diluted EPS computation	1,248,671	1,252,097

(Segmentation)
　　Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ending March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment. In connection with these organizational changes, sales and financial services revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2021 are presented to conform to the organizational structure for the fiscal year ending March 31, 2022.

　　The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

(Ellation Holdings, Inc. Acquisition)
　　On August 9, 2021, Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony, through Funimation Global Group, LLC (“Funimation”), acquired 100% of the equity interest in Ellation Holdings, Inc. (“Ellation”), a subsidiary of AT&T Inc., which operates the anime business “Crunchyroll”. Funimation is a joint venture between SPE and Aniplex Inc., a subsidiary of Sony Music Entertainment (Japan) Inc. The consideration for the acquisition of 135,575 million yen (1,234 million U.S. dollars) was paid in cash. As a result of the acquisition, Ellation has become a wholly-owned subsidiary of Sony.
　　Crunchyroll is a direct-to-consumer service, connecting anime and manga fans across more than 200 countries and territories. Crunchyroll provides services including subscription video-on-demand, advertising-based video-on-demand, mobile games, manga, events, merchandise and distribution. The acquisition brings together two animation distribution brands, Funimation and Crunchyroll, allowing Sony to expand fan-centric offerings.
　　As a result of the acquisition, Sony consolidated Ellation by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Ellation. The following table summarizes the fair values assigned to the assets and liabilities of Ellation that were recorded in the Pictures segment. The purchase price allocation as of the date of the acquisition is preliminary and is subject to change as of September 30, 2021. The primary areas of the purchase price allocation that are not yet finalized are related to deferred tax liabilities, content assets, other intangible assets and goodwill.

Yen in millions
Cash and cash equivalents	8,379
Trade and other receivables, and contract assets	3,714
Inventories	3,295
Right-of-use assets	4,962
Goodwill	80,366
Content assets	37,261
Other intangible assets	35,697
Other	2,512
Total assets	176,186
Trade and other payables	11,008
Participation and residual liabilities in the Pictures segment (current)	6,357
Other current liabilities	7,723
Long-term debt	4,386
Deferred tax liabilities	9,869
Other	659
Total liabilities	40,002

Content assets and other intangible assets mainly consist of license agreements and customer relationships. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with existing Sony assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with the acquisition is included in the Pictures segment.
Revenue and net income attributable to Ellation since the date of acquisition included in Sony’s consolidated statements of income and pro forma results of operations have not been presented because the effect of the acquisition was not material.

First-Time Adoption
　　Sony has disclosed its condensed consolidated financial statements under IFRS from the first quarter of the fiscal year ending March 31, 2022. The latest consolidated financial statements under generally accepted accounting principles in the United States (“U.S. GAAP”) were prepared for the fiscal year ended March 31, 2021, and the date of transition to IFRS was April 1, 2020.

(1)  Exemption under IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”)

　　IFRS 1 requires that a company adopting IFRS for the first-time (“first-time adopters”) shall apply IFRS retrospectively. However, IFRS 1 provides certain exemptions that allow first-time adopters to choose not to apply certain standards retrospectively. Sony has adopted the following exemptions:

Business combinations

　　First-time adopters may choose not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. Sony has applied this exemption and chosen not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS. Therefore, the carrying amounts of goodwill generated in business combinations that occurred prior to the date of transition to IFRS were based on the carrying amounts determined under U.S. GAAP at the date of transition to IFRS.
　　Sony performed an impairment test on goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired.

Exchange differences on translating foreign operations

　　First-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Sony has chosen to apply this exemption and deemed all cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.

Designation of financial instruments recognized before the date of transition to IFRS

　　First-time adopters may designate an investment in an equity instrument as an investment recognized at fair value through other comprehensive income in accordance with IFRS 9 “Financial Instruments” based on the facts and circumstances that existed at the date of transition to IFRS. Sony has applied this exemption and designated some equity instruments at fair value in other comprehensive income at the date of transition to IFRS.

Recognition of right-of-use assets and lease liabilities

　　When first-time adopters recognize right-of-use assets and lease liabilities as a lessee, they are permitted to measure right-of-use assets and lease liabilities at the date of transition to IFRS. Sony measured all lease liabilities at the date of transition to IFRS at the present value of the remaining lease payments, discounted using Sony’s incremental borrowing rate at the date of transition to IFRS. Sony recognized right-of-use assets equal to the amount of lease liabilities at the date of transition to IFRS.

(2)  Mandatory exception under IFRS 1

　　IFRS 1 prohibits the retrospective application of IFRS concerning “estimates”, “non-controlling interests”, “classification and measurement of financial instruments” and other items. Sony applied these items prospectively from the date of transition to IFRS.

(3)  Reconciliation

　　The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations as below. “Reclassification” includes items that do not affect retained earnings and comprehensive income, while “Recognition and measurement differences” includes items that affect retained earnings and comprehensive income.

Reconciliation of equity at the date of transition to IFRS (April 1, 2020)

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,512,357	–	166	1,512,523		Cash and cash equivalents
Marketable securities	1,847,772	(1,847,772)	–	–	a
	–	327,092	–	327,092	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,028,793	(1,028,793)	–	–	b
	–	1,195,228	(894)	1,194,334	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(26,153)	26,153	–	–	b
Inventories	558,452	–	1,327	559,779		Inventories
Other receivables	188,076	(188,076)	–	–	c
	–	135,265	217	135,482	d	Other financial assets
Prepaid expenses and other current assets	594,009	(153,473)	1,438	441,974	d	Other current assets
Total current assets	5,703,306	(1,534,376)	2,254	4,171,184		Total current assets

						Non-current assets:
Film costs	458,853	(458,853)	–	–	e
Investments and advances:
Affiliated companies	207,922	(608)	(3,023)	204,291		Investments accounted for using the equity method
Securities investments and other	12,526,990	(12,526,990)	–	–	f
Allowance for credit losses	(6,341)	6,341	–	–
	–	13,906,535	2,445,750	16,352,285	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	81,482	(81,482)	–	–
Buildings	659,556	(659,556)	–	–
Machinery and equipment	1,725,720	(1,725,720)	–	–
Construction in progress	76,391	(76,391)	–	–
Less - Accumulated depreciation	1,634,505	(1,634,505)	–	–
	–	921,513	(4,315)	917,198		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	359,510	(359,510)	–	–	g
Finance lease right-of-use assets	33,100	(33,100)	–	–	g
	–	376,998	(3,716)	373,282	g	Right-of-use assets
Intangibles, net	906,310	(906,310)	–	–	e
Goodwill	783,888	–	(92,959)	690,929	C	Goodwill
	–	991,611	1,033	992,644	e	Content assets
	–	373,552	3,948	377,500	e	Other intangible assets
Deferred insurance acquisition costs	600,901	–	(412,997)	187,904	E	Deferred insurance acquisition costs
Deferred income taxes	210,417	87	(171)	210,333		Deferred tax assets
	–	298,469	23,252	321,721	f,h,D	Other financial assets
Other	339,284	(154,853)	(16,636)	167,795	h,B	Other non-current assets
	17,329,478	1,526,238	1,940,166	20,795,882		Total non-current assets
Total assets	23,032,784	(8,138)	1,942,420	24,967,066		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	810,176	13,869	–	824,045		Short-term borrowings
Current portion of long-term debt	29,807	69,116	–	98,923	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	68,942	(68,942)	–	–	i
Notes and accounts payable, trade	380,810	(380,810)	–	–	j
	–	1,340,573	(30,037)	1,310,536	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,630,197	(1,630,197)	–	–	k
Deposits from customers in the banking business	2,440,783	(93,396)	–	2,347,387	l	Deposits from customers in the banking business
Accrued income and other taxes	145,996	(60,650)	–	85,346		Income taxes payables
	–	163,007	–	163,007	k	Participation and residual liabilities in the Pictures segment
	–	56,152	–	56,152	k,m	Other financial liabilities
Other	733,732	527,859	2,353	1,263,944	k,m	Other current liabilities
Total current liabilities	6,240,443	(63,419)	(27,684)	6,149,340		Total current liabilities
						Non-current liabilities:
Long-term debt	634,966	305,871	(1,807)	939,030	i	Long-term debt
Long-term operating lease liabilities	314,836	(314,836)	–	–	i
Accrued pension and severance costs	324,655	4,355	611	329,621	B	Defined benefit liabilities
Deferred income taxes	548,034	87	493,035	1,041,156	F	Deferred tax liabilities
Future insurance policy benefits and other	6,246,047	–	273,530	6,519,577	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	3,642,271	–	(2,261)	3,640,010	E	Policyholders’ account in the life insurance business
	–	122,706	(3,004)	119,702	n	Participation and residual liabilities in the Pictures segment
	–	146,834	–	146,834	l,n,o	Other financial liabilities
Other	289,285	(201,969)	4	87,320	n	Other non-current liabilities
	12,000,094	63,048	760,108	12,823,250		Total non-current liabilities
Total liabilities	18,240,537	(371)	732,424	18,972,590		Total liabilities
Redeemable noncontrolling interest	7,767	(7,767)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,289,719	–	7,835	1,297,554		Additional paid-in capital
Retained earnings	2,765,187	–	(815,490)	1,949,697	G	Retained earnings
Accumulated other comprehensive income	(580,980)	–	1,560,456	979,476	A,B,D E,F	Accumulated other comprehensive income
Treasury stock, at cost	(232,503)	–	–	(232,503)		Treasury stock, at cost
	4,121,637	–	752,801	4,874,438		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	662,843	–	457,195	1,120,038	F	Noncontrolling interests
Total equity	4,784,480	–	1,209,996	5,994,476		Total equity
Total liabilities and equity	23,032,784	(8,138)	1,942,420	24,967,066		Total liabilities and equity
* “U.S. GAAP” represents the consolidated financial statements under U.S. GAAP for the year ended March 31, 2020, adjusted for the adoption of the Accounting Standards Updates issued by the Financial Accounting Standards Board effective as of April 1, 2020.

Reconciliation of equity as of September 30, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,884,368	–	200	1,884,568		Cash and cash equivalents
Marketable securities	2,540,460	(2,540,460)	–	–	a,p
	–	395,088	29	395,117	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,046,907	(1,046,907)	–	–	b
	–	1,357,719	(1,194)	1,356,525	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(25,011)	25,011	–	–	b
Inventories	681,685	–	(276)	681,409		Inventories
Other receivables	315,989	(315,989)	–	–	c
	–	98,692	216	98,908	d	Other financial assets
Prepaid expenses and other current assets	538,298	(131,081)	(1,949)	405,268	d	Other current assets
Total current assets	6,982,696	(2,157,927)	(2,974)	4,821,795		Total current assets

						Non-current assets:
Film costs	401,499	(401,499)	–	–	e
Investments and advances:
Affiliated companies	214,217	(693)	(2,903)	210,621		Investments accounted for using the equity method
Securities investments and other	13,176,045	(13,176,045)	–	–	f
Allowance for credit losses	(8,124)	8,124	–	–
	–	14,684,999	2,074,316	16,759,315	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	79,341	(79,341)	–	–
Buildings	655,991	(655,991)	–	–
Machinery and equipment	1,656,886	(1,656,886)	–	–
Construction in progress	102,084	(102,084)	–	–
Less - Accumulated depreciation	1,551,922	(1,551,922)	–	–
	–	953,694	(3,990)	949,704		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	348,177	(348,177)	–	–	g
Finance lease right-of-use assets	43,253	(43,253)	–	–	g
	–	378,325	(5,451)	372,874	g	Right-of-use assets
Intangibles, net	899,281	(899,281)	–	–	e
Goodwill	778,297	(483)	(91,054)	686,760	C	Goodwill
	–	928,067	1,920	929,987	e	Content assets
	–	372,713	1,748	374,461	e	Other intangible assets
Deferred insurance acquisition costs	627,893	–	(339,175)	288,718	E	Deferred insurance acquisition costs
Deferred income taxes	197,279	1,471	(5,918)	192,832		Deferred tax assets
	–	476,515	35,007	511,522	f,h,D	Other financial assets
Other	348,920	(150,249)	(11,474)	187,197	h,B	Other non-current assets
	17,969,117	1,841,848	1,653,026	21,463,991		Total non-current assets
Total assets	24,951,813	(316,079)	1,650,052	26,285,786		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	1,294,800	14,418	–	1,309,218		Short-term borrowings
Current portion of long-term debt	118,832	73,760	–	192,592	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	73,585	(73,585)	–	–	i
Notes and accounts payable, trade	669,611	(669,611)	–	–	j
	–	1,592,205	(30,725)	1,561,480	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,533,438	(1,533,438)	–	–	k
Deposits from customers in the banking business	2,655,330	(80,812)	–	2,574,518	l	Deposits from customers in the banking business
Accrued income and other taxes	162,066	(44,870)	(2,576)	114,620		Income taxes payables
	–	154,993	(2,601)	152,392	k	Participation and residual liabilities in the Pictures segment
	–	38,458	–	38,458	k,m,o	Other financial liabilities
Other	1,007,147	170,364	(5,734)	1,171,777	k,m,p	Other current liabilities
Total current liabilities	7,514,809	(358,118)	(41,636)	7,115,055		Total current liabilities
						Non-current liabilities:
Long-term debt	745,581	291,098	(650)	1,036,029	i	Long-term debt
Long-term operating lease liabilities	299,834	(299,834)	–	–	i
Accrued pension and severance costs	316,457	3,600	5,394	325,451	B	Defined benefit liabilities
Deferred income taxes	325,939	1,471	493,723	821,133	F	Deferred tax liabilities
Future insurance policy benefits and other	6,420,438	–	2,675	6,423,113	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	3,967,126	–	(2,287)	3,964,839	E	Policyholders’ account in the life insurance business
	–	121,033	(2,931)	118,102	n	Participation and residual liabilities in the Pictures segment
	–	125,700	–	125,700	l,n,o	Other financial liabilities
Other	281,117	(192,868)	257	88,506	n	Other non-current liabilities
	12,356,492	50,200	496,181	12,902,873		Total non-current liabilities
Total liabilities	19,871,301	(307,918)	454,545	20,017,928		Total liabilities
Redeemable noncontrolling interest	7,674	(7,674)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,485,728	–	2,661	1,488,389		Additional paid-in capital
Retained earnings	3,418,107	–	(855,878)	2,562,229		Retained earnings
Accumulated other comprehensive income	(597,184)	–	2,045,291	1,448,107	A,B,C,D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(156,364)	–	–	(156,364)		Treasury stock, at cost
	5,030,501	–	1,192,074	6,222,575		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	42,337	(487)	3,433	45,283		Noncontrolling interests
Total equity	5,072,838	(487)	1,195,507	6,267,858		Total equity
Total liabilities and equity	24,951,813	(316,079)	1,650,052	26,285,786		Total liabilities and equity

Reconciliation of equity as of March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,786,982	–	–	1,786,982		Cash and cash equivalents
Marketable securities	2,902,438	(2,902,438)	–	–	a,p
	–	412,016	(34)	411,982	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,099,300	(1,099,300)	–	–	b
	–	1,366,991	(1,498)	1,365,493	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(29,406)	29,406	–	–	b
Inventories	637,391	–	(723)	636,668		Inventories
Other receivables	283,499	(283,499)	–	–	c
	–	117,522	160	117,682	d	Other financial assets
Prepaid expenses and other current assets	538,540	(141,517)	(813)	396,210	d	Other current assets
Total current assets	7,218,744	(2,500,819)	(2,908)	4,715,017		Total current assets

						Non-current assets:
Film costs	459,426	(459,426)	–	–	e
Investments and advances:
Affiliated companies	226,218	(1,132)	–	225,086		Investments accounted for using the equity method
Securities investments and other	14,046,196	(14,046,196)	–	–	f
Allowance for credit losses	(8,419)	8,419	–	–
	–	15,639,456	1,657,090	17,296,546	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	79,557	(79,557)	–	–
Buildings	683,249	(683,249)	–	–
Machinery and equipment	1,748,961	(1,748,961)	–	–
Construction in progress	100,728	(100,728)	–	–
Less - Accumulated depreciation	1,627,061	(1,627,061)	–	–
	–	994,676	(4,135)	990,541		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	337,322	(337,322)	–	–	g
Finance lease right-of-use assets	39,772	(39,772)	–	–	g
	–	365,641	(7,607)	358,034	g	Right-of-use assets
Intangibles, net	996,305	(996,305)	–	–	e
Goodwill	827,149	(398)	(100,642)	726,109	C	Goodwill
	–	1,062,865	(318)	1,062,547	e	Content assets
	–	392,862	(1,807)	391,055	e	Other intangible assets
Deferred insurance acquisition costs	657,420	–	(33,434)	623,986	E	Deferred insurance acquisition costs
Deferred income taxes	207,470	(2,649)	10,848	215,669		Deferred tax assets
	–	663,105	32,659	695,764	f,h,D	Other financial assets
Other	361,803	(137,916)	(16,398)	207,489	h,B	Other non-current assets
	19,136,096	2,120,474	1,536,256	22,792,826		Total non-current assets
Total assets	26,354,840	(380,345)	1,533,348	27,507,843		Total assets

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	1,187,868	13,879	–	1,201,747		Short-term borrowings
Current portion of long-term debt	131,699	73,582	125	205,406	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	73,362	(73,362)	–	–	i
Notes and accounts payable, trade	599,569	(599,569)	–	–	j
	–	1,632,952	(36,389)	1,596,563	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,756,833	(1,756,833)	–	–	k
Deposits from customers in the banking business	2,773,885	(91,729)	–	2,682,156	l	Deposits from customers in the banking business
Accrued income and other taxes	165,406	(82,594)	1,619	84,431		Income taxes payables
	–	164,005	(2,572)	161,433	k	Participation and residual liabilities in the Pictures segment
	–	54,341	–	54,341	k,m,o	Other financial liabilities
Other	1,126,802	234,441	6,284	1,367,527	k,m,p	Other current liabilities
Total current liabilities	7,815,424	(430,887)	(30,933)	7,353,604		Total current liabilities
						Non-current liabilities:
Long-term debt	773,294	281,086	(744)	1,053,636	i	Long-term debt
Long-term operating lease liabilities	290,259	(290,259)	–	–	i
Accrued pension and severance costs	254,103	12,364	755	267,222	B	Defined benefit liabilities
Deferred income taxes	366,761	(2,649)	452,475	816,587	F	Deferred tax liabilities
Future insurance policy benefits and other	6,599,977	–	14,608	6,614,585	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	4,331,065	–	(2,171)	4,328,894	E	Policyholders’ account in the life insurance business
	–	120,712	(4,175)	116,537	n	Participation and residual liabilities in the Pictures segment
	–	139,417	–	139,417	l,n,o	Other financial liabilities
Other	294,302	(201,551)	271	93,022	n	Other non-current liabilities
	12,909,761	59,120	461,019	13,429,900		Total non-current liabilities
Total liabilities	20,725,185	(371,767)	430,086	20,783,504		Total liabilities
Redeemable noncontrolling interest	8,179	(8,179)	–	–	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	–	–	880,214		Common stock
Additional paid-in capital	1,486,721	–	2,876	1,489,597		Additional paid-in capital
Retained earnings	3,857,152	–	(942,649)	2,914,503	G	Retained earnings
Accumulated other comprehensive income	(524,020)	–	2,044,277	1,520,257	A,B,C,D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(124,228)	–	–	(124,228)		Treasury stock, at cost
	5,575,839	–	1,104,504	6,680,343		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	45,637	(399)	(1,242)	43,996		Noncontrolling interests
Total equity	5,621,476	(399)	1,103,262	6,724,339		Total equity
Total liabilities and equity	26,354,840	(380,345)	1,533,348	27,507,843		Total liabilities and equity

Reconciliation of profit or loss for six months ended September 30, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Sales and operating revenue:						Sales and financial services revenue:
Net sales	3,228,445	31,156	1,616	3,261,217	q	Sales
Financial services revenue	817,023	7,487	(17,661)	806,849	r,D	Financial services revenue
Other operating revenue	36,937	(36,937)	–	–	q
	4,082,405	1,706	(16,045)	4,068,066		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	2,198,661	(5,003)	(5,767)	2,187,891		Cost of sales
Selling, general and administrative	630,473	53	(2,980)	627,546	B	Selling, general and administrative
Financial services expenses	726,044	7,568	63	733,675	r,D	Financial services expenses
Other operating income, net	(16,786)	(783)	1,818	(15,751)	C	Other operating (income) expense, net
	3,538,392	1,835	(6,866)	3,533,361		Total costs and expenses
Equity in net income of affiliated companies	2,146	–	98	2,244	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	546,159	(129)	(9,081)	536,949		Operating income
Other income:
Interest and dividends	5,356	(5,356)	–	–
Gain on equity securities, net	85,493	(85,493)	–	–
Other	2,797	(2,797)	–	–
	–	92,998	(37,440)	55,558	s,D	Financial income
Other expenses:
Interest expenses	4,509	(4,509)	–	–
Foreign exchange loss, net	8,744	(8,744)	–	–
Other	7,029	(7,029)	–	–
	–	19,505	712	20,217	s,B	Financial expenses
Income before income taxes	619,523	–	(47,233)	572,290	H	Income before income taxes
Income taxes	(91,020)	–	(2,506)	(93,526)	I	Income taxes
Net income	710,543	–	(44,727)	665,816		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	692,885	–	(40,705)	652,180		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	17,658	–	(4,022)	13,636		Noncontrolling interests

Reconciliation of comprehensive income for six months ended September 30, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Net income	710,543	–	(44,727)	665,816		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	41,391	41,391	D	Changes in equity instruments measured at fair value through other comprehensive income
Pension liability adjustment	4,459	–	(4,544)	(85)		Remeasurement of defined benefit pension plans
	–	–	142	142		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(37,882)	–	(7,227)	(45,109)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized losses on derivative instruments	(871)	–	(568)	(1,439)		Cash flow hedges
Debt valuation adjustments	(1,193)	–	–	(1,193)		Insurance contract valuation adjustments
Foreign currency translation adjustments	(23,470)	11	12,887	(10,572)		Exchange differences on translating foreign operations
	–	(11)	–	(11)		Share of other comprehensive income of investments accounted for using the equity method
	(58,957)	–	42,081	(16,876)		Total other comprehensive income, net of tax
Total comprehensive income	651,586	–	(2,646)	648,940		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	646,478	–	15,156	661,634		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	5,108	–	(17,802)	(12,694)		Noncontrolling interests

Reconciliation of profit or loss for three months ended September 30, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Sales and operating revenue:						Sales and financial services revenue:
Net sales	1,723,575	12,024	658	1,736,257	q	Sales
Financial services revenue	372,107	4,039	(7,286)	368,860	r,D	Financial services revenue
Other operating revenue	17,804	(17,804)	–	–	q
	2,113,486	(1,741)	(6,628)	2,105,117		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	1,145,988	(4,995)	(2,525)	1,138,468		Cost of sales
Selling, general and administrative	329,307	(105)	(1,941)	327,261	B	Selling, general and administrative
Financial services expenses	328,385	4,107	(721)	331,771	r,D	Financial services expenses
Other operating income, net	(5,538)	(783)	1,260	(5,061)	C	Other operating (income) expense, net
	1,798,142	(1,776)	(3,927)	1,792,439		Total costs and expenses
Equity in net income of affiliated companies	2,420	–	126	2,546	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	317,764	35	(2,575)	315,224		Operating income
Other income:
Interest and dividends	2,520	(2,520)	–	–
Other	1,524	(1,524)	–	–
	–	(2,902)	6,572	3,670	s,D	Financial income
Other expenses:
Interest expenses	2,704	(2,704)	–	–
Loss on equity securities, net	11,407	(11,407)	–	–
Foreign exchange loss, net	3,690	(3,690)	–	–
Other	4,403	(4,403)	–	–
	–	15,293	(127)	15,166	s,B	Financial expenses
Income before income taxes	299,604	–	4,124	303,728	H	Income before income taxes
Income taxes	(163,898)	–	6,028	(157,870)	I	Income taxes
Net income	463,502	–	(1,904)	461,598		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	459,634	–	(1,037)	458,597		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	3,868	–	(867)	3,001		Noncontrolling interests

Reconciliation of comprehensive income for three months ended September 30, 2020

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Net income	463,502	–	(1,904)	461,598		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	1,293	1,293	D	Changes in equity instruments measured atfair value through other comprehensive income
Pension liability adjustment	3,893	–	(3,939)	(46)		Remeasurement of defined benefit pension plans
	–	–	106	106		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(5,771)	–	28,520	22,749	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized losses on derivative instruments	(611)	–	(568)	(1,179)		Cash flow hedges
Debt valuation adjustments	457	–	–	457		Insurance contract valuation adjustments
Foreign currency translation adjustments	(11,987)	(56)	678	(11,365)		Exchange differences on translating foreign operations
	–	56	–	56		Share of other comprehensive income of investments accounted for using the equity method
	(14,019)	–	26,090	12,071		Total other comprehensive income, net of tax
Total comprehensive income	449,483	–	24,186	473,669		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	444,895	–	26,596	471,491		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	4,588	–	(2,410)	2,178		Noncontrolling interests

Reconciliation of profit or loss for the fiscal year ended March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Sales and operating revenue:						Sales and financial services revenue:
Net sales	7,252,766	79,293	1,611	7,333,670	q	Sales
Financial services revenue	1,661,520	13,512	(10,041)	1,664,991	r,D	Financial services revenue
Other operating revenue	85,074	(85,074)	–	–	q
	8,999,360	7,731	(8,430)	8,998,661		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	5,072,596	(3,850)	(2,867)	5,065,879	B	Cost of sales
Selling, general and administrative	1,469,955	61	3,138	1,473,154	B	Selling, general and administrative
Financial services expenses	1,488,963	12,503	208	1,501,674	r,	Financial services expenses
Other operating expense, net	7,468	(720)	7,502	14,250	C	Other operating (income) expense, net
	8,038,982	7,994	7,981	8,054,957		Total costs and expenses
Equity in net income of affiliated companies	11,487	–	64	11,551	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	971,865	(263)	(16,347)	955,255		Operating income
Other income:
Interest and dividends	10,457	(10,457)	–	–
Gain on equity securities, net	247,026	(247,026)	–	–
Other	6,752	(6,752)	–	–
	–	264,692	(180,900)	83,792	s,D	Financial income
Other expenses:
Interest expenses	12,185	(12,185)	–	–
Foreign exchange loss, net	16,056	(16,056)	–	–
Net periodic benefit costs other than service cost	8,811	(8,811)	–	–
Other	6,678	(6,678)	–	–
	–	43,924	(2,842)	41,082	s,B	Financial expenses
Income before income taxes	1,192,370	–	(194,405)	997,965	H	Income before income taxes
Income taxes	995	–	(46,926)	(45,931)	I	Income taxes
Net income	1,191,375	–	(147,479)	1,043,896		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	1,171,776	–	(142,166)	1,029,610		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	19,599	–	(5,313)	14,286		Noncontrolling interests

Reconciliation of comprehensive income for the fiscal year ended March 31, 2021

	Yen in millions
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note	Accounts under IFRS
Net income	1,191,375	–	(147,479)	1,043,896		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -
						Items that will not be reclassified to profit or loss
	–	–	144,740	144,740	D	Changes in equity instruments measured at fair value through other comprehensive income
Pension liability adjustment	12,965	–	(1,410)	11,555		Remeasurement of defined benefit pension plans
	–	–	87	87		Share of other comprehensive income of investments accounted for using the equity method
						Items that may be reclassified subsequently to profit or loss
Unrealized losses on securities	(102,492)	–	(103,057)	(205,549)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized gains on derivative instruments	1,513	–	(1,462)	51		Cash flow hedges
Debt valuation adjustments	(3,120)	–	-	(3,120)		Insurance contract valuation adjustments
Foreign currency translation adjustments	106,826	(798)	9,293	115,321		Exchange differences on translating foreign operations
	–	798	–	798		Share of other comprehensive income of investments accounted for using the equity method
	15,692	–	48,191	63,883		Total other comprehensive income, net of tax
Total comprehensive income	1,207,067	–	(99,288)	1,107,779		Comprehensive income
						Comprehensive income attributable to
Comprehensive income attributable to Sony Group Corporation’s stockholders	1,198,836	–	(80,208)	1,118,628		Sony Group Corporation’s stockholders
Comprehensive income attributable to noncontrolling interests	8,231	–	(19,080)	(10,849)		Noncontrolling interests

(4)  Notes to reconciliation

Reclassifications

a.
“Marketable securities”, which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets under IFRS. Investments held for variable annuities and variable life insurance contracts in the life insurance business, which were included in “Marketable securities” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS, after considering the current/non-current distinction based on the purpose of the investments related to the insurance liabilities in accordance with paragraph 66 of IAS 1 “Presentation of Financial Statements” (“IAS 1”).

b.
“Notes and accounts receivable, trade and contract assets” and “Allowance for credit losses”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.

c.	“Other receivables”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.
d.	“Other financial assets”, which were included in “Prepaid expenses and other current assets” under U.S. GAAP, are separately presented under IFRS.
e.
“Film costs”, which were presented separately, and music catalogs, artist contracts, music distribution rights and other content assets, which were included in “Intangibles, net” under U.S. GAAP are collectively reclassified and presented as “Content assets” under IFRS. “Intangibles, net” other than those reclassified and presented as “Content assets” have been reclassified into “Other intangible assets” under IFRS.

f.
“Securities investments and other”, which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as non-current assets for the amounts related to the Financial Services segment and “Other financial assets” as non-current assets for the amounts related to all segments excluding the Financial Services segment under IFRS. Housing loans in the banking business, which were included in “Securities investments and other” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 66 of IAS 1.

g.	“Operating lease right-of-use assets” and “Finance lease right-of-use assets”, which were separately presented under U.S. GAAP, have been reclassified into “Right-of-use assets” under IFRS.
h.	“Other financial assets”, which were included in “Other” in other assets under U.S. GAAP, are separately presented under IFRS.
i.
“Current portion of long-term operating lease liabilities” and “Long-term operating lease liabilities”, which were separately presented under U.S. GAAP, have been reclassified into “Current portion of long-term debt” and “Long-term debt”, respectively under IFRS.

j.	“Notes and accounts payable, trade”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other payables” under IFRS.
k.
“Accounts payable, other and accrued expenses”, which were separately presented under U.S. GAAP, have been reclassified into either “Trade and other payables”, “Participation and residual liabilities in the Pictures segment”, “Other financial liabilities” or “Other current liabilities” under IFRS.

l.
“Deposits from customers in the banking business”, which were separately presented under U.S. GAAP, have been reclassified into “Other financial liabilities” of non-current liabilities under IFRS, after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 69 of IAS 1.

m.	“Trade and other payables” and “Other financial liabilities”, which were included in current liabilities “Other” under U.S. GAAP, are separately presented under IFRS.
n.
“Participation and residual liabilities in the Pictures segment” and “Other financial liabilities”, which were included in “Other” in other than current liabilities under U.S. GAAP, are separately presented under IFRS.

o.	“Redeemable noncontrolling interest”, which was separately presented under U.S. GAAP, has been reclassified into “Other financial liabilities” under IFRS.
p.
Under U.S. GAAP, securities received as collateral other than cash in lending transactions are accounted for as “Marketable securities” and also as “Other current liabilities” representing Sony’s obligation to return the collateral, which was 313,025 million yen and 373,274 million yen as of September 30, 2020 and March 31, 2021, respectively. Under IFRS, the securities received as collateral other than cash shall be recognized in the consolidated statements of financial position if they are sold or the transferor defaults. None of the securities was recognized in the consolidated statements of financial position as of September 30, 2020 and March 31, 2021.

q.	“Other operating revenue”, which was separately presented under U.S. GAAP, has been reclassified into “Sales” under IFRS.
r.
Under IFRS, “Financial services revenue” and “Financial services expenses” have increased by the same amount due to the gross up of revenue and expenses related to service transactions, based on the presentation requirements.

s.	Under IFRS, “Financial income” and “Financial expenses” have been presented separately, based on the presentation requirements.

Recognition and measurement differences

A.  Exchange differences on translating foreign operations

　　Under IFRS 1, first-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Sony has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.
　　The impact of this change is as follows:

	Yen in millions
	April 1, 2020	September 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Accumulated other comprehensive income	(509,872)	(509,139)	(510,091)
Adjustment to retained earnings	(509,872)	(509,139)	(510,091)

B.  Post-employment benefits

　　Under U.S. GAAP, past service costs and actuarial gains and losses are deferred in accumulated other comprehensive income, and subsequently reclassified to profit or loss over a certain period of time in the future.
　　Under IFRS, past service costs are expensed as incurred. Adjustments due to remeasurements of the net defined benefit liabilities or assets, such as actuarial gains and losses, are recognized in other comprehensive income when incurred and immediately transferred to retained earnings and are not reclassified to profit or loss in a subsequent period.
　　In addition, if the fair value of plan assets is in excess of the present value of defined benefit obligations, the amount of any asset to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	September 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other non-current assets	(16,829)	(12,068)	(17,083)
Defined benefit liabilities	30	(4,728)	(62)
Accumulated other comprehensive income	(300,385)	(297,151)	(277,379)
Adjustment to retained earnings	(317,184)	(313,947)	(294,524)

	Yen in millions
	Six months ended September 30, 2020	Three months ended September 30, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Cost of sales	–	–	(2,193)
Selling, general and administrative	(519)	(122)	(244)
Financial expenses	4,412	2,124	9,476
Increase (decrease) in adjustment to pre-tax income	3,893	2,002	7,039

C.  Impairment of goodwill

　　The level at which goodwill is tested for impairment differs between U.S. GAAP and IFRS. Under U.S. GAAP, goodwill is tested for impairment at the reporting unit level. Reporting units are Sony’s operating segments or one level below the operating segments. The identification of reporting units is dependent on the level at which discrete financial information is available and regularly reviewed by the segment manager. Under IFRS, goodwill is tested for impairment at the level of the cash-generating unit (“CGU”) or group of CGUs, which represent the lowest level at which goodwill is monitored for internal management purposes, which may be a lower level of grouping than a reporting unit under U.S. GAAP. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.
　　Upon the transition to IFRS, Sony assessed its reporting units to determine if such reporting units should be further divided into several CGUs under IFRS. As a result, Sony determined that certain CGUs should be grouped at a lower level than a reporting unit under U.S. GAAP. In addition, Sony performed an impairment test for goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired based on conditions at the date of transition to IFRS. In performing the impairment test, Sony used the goodwill balance under U.S. GAAP attributed to each CGU or group of CGUs based on the history of acquisitions of the businesses. Under U.S. GAAP, when a business within a reporting unit was disposed of (including when classified as held for sale), goodwill was allocated to the remaining business and the disposed business based on relative fair value, and only the goodwill allocated to the disposed business was written off. Under IFRS, since certain disposed businesses represented individual CGUs or a group of CGUs, at the time of disposition, all the goodwill that was recognized for such businesses would have been written off. The assessment resulted in impairments related to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS. In addition, the assessment resulted in impairments related to CGUs or groups of CGUs of the businesses that existed at the date of transition to IFRS where the recoverable amount was lower than the carrying amount.
　　As a result, at the date of transition to IFRS, goodwill decreased by 96,817 million yen, and retained earnings decreased by the same amount. The impact of this change was primarily in the I&SS and Pictures segments and is discussed below.
　　In the I&SS segment, at the date of transition to IFRS, Sony recognized 43,376 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS as well as the Internet of Things (“IoT”)-related business which existed at the date of transition to IFRS. The recoverable amount of the IoT-related business was determined by the value in use and a pre-tax discount rate of 9.8% was used in the measurement.
　　In the Pictures segment, at the date of transition to IFRS, Sony recognized 48,749 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS as well as the United States television network CGU which existed at the date of transition to IFRS. The recoverable amount of the United States television network CGU was determined by the value in use and a pre-tax discount rate of 15.9% was used in the measurement.
　　The impact of this change is as follows:

	Yen in millions
	April 1, 2020	September 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Goodwill	(96,817)	(95,031)	(100,727)
Accumulated other comprehensive income	–	(1,541)	2,942
Adjustment to retained earnings	(96,817)	(96,572)	(97,785)

	Yen in millions
	Six months ended September 30, 2020	Three months ended September 30, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Other operating (income) expense, net	245	245	(968)
Increase (decrease) in adjustment to pre-tax income	245	245	(968)

The carrying amount of goodwill by segment is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
Game & Network Services *1	170,974	172,360
Music *2	391,325	408,424
Pictures *3	103,626	120,083
Electronics Products & Solutions	11,354	11,533
Imaging & Sensing Solutions	2,816	2,875
Financial Services	10,834	10,834
Total	690,929	726,109

*1 Game & Network Services (“G&NS”)
　　All of the goodwill shown in the G&NS line of the table above relates to the PlayStation® business. Goodwill related to the CGU has a carrying amount of 170,974 million yen and 172,360 million yen, as of April 1, 2020 and March 31, 2021, respectively. Intangible assets with indefinite useful lives related to the PlayStation® business have a carrying amount of 57,397 million yen and 57,449 million yen, as of April 1, 2020 and March 31, 2021, respectively, which are included in “Other intangible assets”. Intangible assets with indefinite useful lives include the trademark for PlayStation®, which is assessed to have an indefinite useful life as the trademark for PlayStation® is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the future as well. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the mid-range plan (“MRP”). A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 1.5% and 9.8% as of April 1, 2020 and 1.5% and 8.7% as of March 31, 2021, respectively.

*2 Music
　　Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and music publishing CGUs excluding operations in Japan.
　　Goodwill related to the worldwide recorded music CGU has a carrying amount of 128,918 million yen and 136,572 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 1.0% and 9.2% as of April 1, 2020 and 1.0% and 9.3% as of March 31, 2021, respectively.
　　Goodwill related to the music publishing CGU has a carrying amount of 238,684 million yen and 248,130 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 2.5% and 8.4% as of April 1, 2020 and 2.5% and 8.2% as of March 31, 2021, respectively.

*3 Pictures
　　Goodwill shown in the Pictures line of the table above is primarily allocated to the United States television network CGU. Goodwill related to the CGU is recognized with the carrying amounts of 54,156 million yen and 55,092 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. The terminal value is based on an earnings multiple applied to the final year of the forecasted earnings. The growth rate beyond the MRP period and the pre-tax discount rate are 1.0% and 15.9% as of April 1, 2020 and 1.0% and 14.7% as of March 31, 2021, respectively.

The value in use calculation uses key assumptions such as the pre-tax discount rate, perpetual growth rate, competitive and regulatory environment, and technology trends. For each assumption, historical experience, external information, competitors and industry trends are taken into account. Sony does not expect the recoverable amounts to be lower than the carrying amounts even when the growth rate and pre-tax discount rate that are used in the evaluation of the recoverable amounts change within a reasonably predictable range.

D.  Equity instruments and debt instruments

　　Under U.S. GAAP, equity securities are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
　　Additionally, under U.S. GAAP, debt securities that are held-to-maturity, primarily in the life insurance business, are carried at amortized cost.
　　Under IFRS, equity instruments are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. However, for investments in equity instruments which are not held for trading, Sony may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income. Such financial assets are measured at fair value and subsequent changes in the fair value are recognized in other comprehensive income.
　　Additionally, under IFRS, debt instruments, which are primarily in the life insurance business, are classified as financial assets measured at fair value through other comprehensive income if the debt instruments are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Changes in the fair value of the financial assets after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	September 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other financial assets (non-current)	22,110	33,928	31,627
Investments and advances in the Financial Services segment (non-current)	2,439,946	2,066,907	1,649,660
Accumulated other comprehensive income	(2,424,510)	(2,124,643)	(1,840,980)
Adjustment to retained earnings	37,546	(23,808)	(159,693)

	Yen in millions
	Six months ended September 30, 2020	Three months ended September 30, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Financial services revenue	(21,498)	(7,940)	(12,547)
Financial services expenses	(346)	(346)	(854)
Share of profit (loss) of investments accounted for using the equity method	4	1	(30)
Financial income	(37,240)	6,338	(178,677)
Increase (decrease) in adjustment to pre-tax income	(59,080)	(1,947)	(192,108)

E.  Insurance-related accounts

　　In accordance with Sony’s first-time adoption of IFRS 4 “Insurance Contracts” at the date of transition to IFRS, insurance contracts are recognized and measured based on the same accounting principles previously applied under U.S. GAAP. Under IFRS, the amount of insurance-related accounts was affected by shadow accounting in the life insurance business as a result of the increase in financial instruments to be measured at fair value through other comprehensive income. This change is mainly because the shadow liability adequacy test indicated that the insurance liabilities were not recorded at a sufficient level at the date of transition to IFRS and as of September 30, 2020.
　　The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	September 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred insurance acquisition costs	(412,997)	(339,175)	(33,434)
Future insurance policy benefits and other	(273,530)	(2,675)	(14,609)
Policyholders’ account in the life insurance business	2,261	2,287	2,170
Accumulated other comprehensive income	684,266	339,563	45,873

F.  Impact of changes in the measurement method of debt instruments in the life insurance business on deferred tax liabilities and noncontrolling interests

　　In connection with “D. Equity instruments and debt instruments” and “E. Insurance-related accounts”, accumulated other comprehensive income is affected due to the change in the measurement method of debt instruments in the life insurance business and the change in the amount of insurance-related accounts as a result of the application of shadow accounting.
　　The impact of this change on deferred tax liabilities and noncontrolling interests is as follows:

	Yen in millions
	April 1, 2020	September 30, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred tax liabilities	(489,839)	(485,591)	(452,189)
Noncontrolling interests	(440,099)	–	–
Accumulated other comprehensive income	929,938	485,591	452,189

G.  Retained earnings

Main items of the differences on retained earnings are as follows:

	Yen in millions
	April 1, 2020	September 30, 2020	March 31, 2021
Retained earnings under U.S. GAAP	2,765,187	3,418,107	3,857,152
1 Exchange differences on translating foreign operations *A	(509,872)	(509,139)	(510,091)
2 Post-employment benefits *B	(317,184)	(313,947)	(294,524)
3 Impairment of goodwill *C	(96,817)	(96,572)	(97,785)
4 Equity instruments and debt instruments *D	37,546	(23,808)	(159,693)
5 Other	6,616	16,527	13,249
Tax effect of adjustments	64,221	71,061	106,195
Total	(815,490)	(855,878)	(942,649)
Retained earnings under IFRS	1,949,697	2,562,229	2,914,503

H.  Income before income taxes

Main items of the differences on income before income taxes are as follows:

	Yen in millions
	Six months ended September 30, 2020	Three months ended September 30, 2020	Fiscal year ended March 31, 2021
Income before income taxes under U.S. GAAP	619,523	299,604	1,192,370
1 Post-employment benefits *B	3,893	2,002	7,039
2 Impairment of goodwill *C	245	245	(968)
3 Equity instruments and debt instruments *D	(59,080)	(1,947)	(192,108)
4 Other	7,709	3,824	(8,368)
Total	(47,233)	4,124	(194,405)
Income before income taxes under IFRS	572,290	303,728	997,965

I.  Income taxes

　　Due to the adoption of IFRS, income taxes have been adjusted by recording the tax effects on various IFRS adjustments recognized and measured, and other IFRS tax effects.

(5)  Reconciliation of consolidated statements of cash flows

　　Main items of the differences on consolidated statements of cash flows are as follows:

	Yen in millions
	Six months ended September 30, 2020
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	633,481	(882,598)	636,812
1. Principal payments for operating lease liabilities*1	35,291	–	(35,291)
2. Additions and disposals of content assets*2	(8,104)	8,104	–
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(548,726)	548,726	–
(2) Deposits from customers in the banking business	214,505	–	(214,505)
(3) Borrowings in the life insurance business and the banking business	210,367	–	(210,367)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	62,849	–	(62,849)
4. Other	1,236	576	341
Total	(32,582)	557,406	(522,671)
Consolidated statements of cash flows under IFRS	600,899	(325,192)	114,141

	Yen in millions
	Fiscal year ended March 31, 2021
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	1,350,150	(1,781,516)	666,967
1. Principal payments for operating lease liabilities*1	72,098	–	(72,098)
2. Additions and disposals of content assets*2	(34,751)	34,751	–
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(1,181,744)	1,181,744	–
(2) Deposits from customers in the banking business	332,987	–	(332,987)
(3) Borrowings in the life insurance business and the banking business	463,783	–	(463,783)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	134,299	-	(134,299)
4. Other	3,395	1,111	(2,333)
Total	(209,933)	1,217,606	(1,005,500)
Consolidated statements of cash flows under IFRS	1,140,217	(563,910)	(338,533)

*1 The principal payments for operating lease liabilities
　　Under U.S. GAAP, lessees classify leases as either operating leases or finance leases, and the principal payments for the operating lease liabilities are classified as cash flows from operating activities in the consolidated statements of cash flows. Under IFRS, the distinction between operating leases and finance leases no longer exists for lessees, and all of the principal payments for lease liabilities are classified as cash flows from financing activities in the consolidated statements of cash flows.

*2 The additions and disposals of content assets
　　Under U.S. GAAP, Sony classified the cash flows from the additions and disposals of film costs as cash flows from operating activities, and classified the cash flows from the additions and disposals of music catalogs, artist contracts, music distribution rights and other content assets as cash flows from investing activities in the consolidated statements of cash flows based on the nature of such transactions as additions and disposals of intangible assets. Under IFRS, Sony defines these intangible assets as content assets, and classifies the cash flows from the additions and disposals of content assets as cash flows from operating activities in the consolidated statements of cash flows except for additions and disposals of content assets from business combinations or business divestitures, because the additions and disposals of content assets are derived from the principal revenue-producing activities of Sony.

*3 Changes in assets and liabilities in the Financial Services segment
　　Under U.S. GAAP, Sony classified cash flows from changes in investments and advances in the Financial Services segment and repurchase agreements in the Financial Services segment, deposits from customers in the banking business and policyholders’ account in the life insurance business according to the nature of these transactions in the consolidated statements of cash flows. Under IFRS, Sony classifies cash flows from these transactions as cash flows from operating activities in the consolidated statements of cash flows as these transactions are viewed as integral to the principal revenue-producing activities of Sony.

Subsequent Event
Transfer of certain operations of Game Show Network, LLC
　 　On October 16, 2021, Sony agreed to transfer GSN Games, a division of Game Show Network, LLC, a wholly-owned subsidiary in the Pictures segment, to Scopely, Inc. (“Scopely”). This transaction is subject to customary closing conditions, including regulatory approvals. The consideration for the transaction is approximately 1 billion U.S. dollars, of which Sony will receive 500 million U.S. dollars in cash and the remainder in preferred stock of Scopely. The consideration is subject to customary working capital and other adjustments.
　 　This preferred stock will be measured at fair value as an equity instrument and subsequent changes in the fair value will be recognized in other comprehensive income. Sony expects to recognize a gain from this transfer as operating income after its completion and is currently evaluating the amount of such gain to be recognized.

Outlook for the Fiscal Year Ending March 31, 2022

The forecast for consolidated results for the fiscal year ending March 31, 2022, as announced on August 4, 2021, has been revised as follows:

	(Billions of yen)
	March 31, 2021 Results	August Forecast	October Forecast	Change from August Forecast
Sales *[1]	¥8,998.7	¥9,700	¥9,900	+ ¥200 bil	+ 2.1%
Operating income	955.3	980	1,040	+ 60 bil	+ 6.1%
Income before income taxes	998.0	955	990	+ 35 bil	+ 3.7%
Net income attributable to Sony Group Corporation’s stockholders	1,029.6	700	730	+ 30 bil	+4.3%

For all segments excluding the Financial Services segment *[2]	March 31, 2021 Results	August Forecast	October Forecast	Change from August Forecast
Net cash provided by operating activities	¥1,150.3	¥890	¥890	–	–

*1 “Sales and Financial Services revenue” are shown as “Sales” (the same applies below).
*2 Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-16 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign exchange rates are the following:
	Assumed foreign currency exchange rates for the second half of the fiscal year ending March 31, 2022	(For your reference) Assumed foreign currency exchange rates for the fiscal year ending March 31, 2022 at the time of the August forecast
1 U.S. dollar	approximately 111 yen	approximately 110 yen
1 Euro	approximately 130 yen	approximately 131 yen

Sales for the fiscal year ending March 31, 2022 are expected to be higher than the August forecast due to higher-than-expected sales in the Financial Services, Pictures and Music segments, partially offset by lower-than-expected sales in the Electronics Products & Solutions (“EP&S”) segment.

Operating income is expected to be higher than the August forecast due to expected increases in operating income in the EP&S, Pictures, Music and Imaging & Sensing Solutions (“I&SS”) segments, as well as an expected decrease in operating loss in All Other, Corporate and elimination.

Income before income taxes is expected to be 990 billion yen, which is higher than the August forecast.  This expected increase is primarily due to the above-mentioned expected increase in operating income.

Net income attributable to Sony Group Corporation’s stockholders is expected to be higher than the August forecast mainly due to the above-mentioned expected increase in income before income taxes.

Regarding the transfer of certain Game Show Network, LLC operations as described in the Note “Subsequent Event” on page F-43, Sony expects to record a gain resulting from the transfer as operating income after its completion.  However, such gain and other expected impacts resulting from this transaction have not been included in the above forecast as the timing of the completion cannot presently be determined.

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The forecast for each business segment for the fiscal year ending March 31, 2022 has been revised as follows:

	(Billions of yen)
	March 31, 2021 Results	August Forecast	October Forecast
Game & Network Services (G&NS)
Sales	¥2,656.3	¥2,900	¥2,900
Operating income	341.7	325	325
Music
Sales	939.9	1,040	1,070
Operating income	184.8	190	200
Pictures
Sales	753.0	1,120	1,180
Operating income	79.9	90	108
Electronics Products & Solutions (EP&S) *
Sales	2,068.1	2,320	2,280
Operating income	127.9	170	190
Imaging & Sensing Solutions (I&SS)
Sales	1,012.5	1,100	1,100
Operating income	145.9	140	150
Financial Services
Financial services revenue	1,674.0	1,400	1,490
Operating income	154.8	153	153
All Other, Corporate and elimination *
Operating loss	(79.6)	(88)	(86)
Consolidated
Sales	8,998.7	9,700	9,900
Operating income	955.3	980	1,040

* Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ending March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment.  Sales and operating income (loss) of each segment for the fiscal year ended March 31, 2021 in the above chart are presented to conform to the organizational structure for the fiscal year ending March 31, 2022.

Game & Network Services (G&NS)
Sales and operating income are expected to remain unchanged from the August forecast.

Music
Sales are expected to be higher than the August forecast due to stronger-than-expected sales from game applications for mobile devices and license revenue in the anime business in Visual Media and Platform, as well as stronger-than-expected sales primarily from streaming services in Music Publishing.  Operating income is expected to be higher than the August forecast primarily due to the impact of the above-mentioned expected increase in sales.

Pictures
Sales are expected to be higher than the August forecast due to an expected increase in sales resulting from the acquisition of Crunchyroll in Media Networks, and higher television licensing and home entertainment revenues for catalog product in Motion Pictures.  Operating income is expected to be higher than the August forecast due to the impact of the above-mentioned expected increase in sales in Motion Pictures.

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Electronics Products & Solutions (EP&S)
Sales are expected to be lower than the August forecast due to an expected decrease in unit sales mainly of digital cameras, primarily due to shortages in the supply of components, especially semiconductors.  Operating income is expected to be higher than the August forecast due to the impact of an improvement in the product mix of digital cameras, an increase in unit sales of televisions and a decrease in operating expenses, partially offset by the impact of lower unit sales of digital cameras.

Imaging & Sensing Solutions (I&SS)
Sales are expected to remain unchanged from the August forecast due to higher-than-expected sales of image sensors for digital cameras and for industrial equipment, substantially offset by lower-than-expected sales in businesses other than image sensors.  Operating income is expected to be higher than the August forecast primarily due to the impact of the above-mentioned expected increase in sales of image sensors for digital cameras and for industrial equipment.

Financial Services
Financial services revenue is expected to be higher than the August forecast primarily due to an increase in net gains on investments in the separate accounts at Sony Life Insurance Co., Ltd. (“Sony Life”). Operating income is expected to remain unchanged from the August forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Notes about Financial Performance of the Music, Pictures and Financial Services segments

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment and Sony Music Publishing LLC, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc., which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc.  The results discussed in the Financial Services segment differ from the results that SFGI discloses separately on a Japanese statutory basis.  On October 1, 2021, SFGI changed its company name from Sony Financial Holdings Inc.

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Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Please note that Sony has disclosed the consolidated financial statements and its forecast for consolidated results for the fiscal year ending March 31, 2022 based on International Financial Reporting Standards (IFRS). Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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